UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File No. 001-42013

Junee Limited

(Translation of registrant’s name into English)

3791 Jalan Bukit Merah

#09-03 E-Centre @ Redhill

Singapore 159471
+65 6022 1124

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒       Form 40-F ☐

Other Events

On September 18, 2024, Junee Limited (the “Company”) announced that ASPAC AI Computing Pty Ltd, a wholly-owned subsidiary of the Company (“ASPAC”), entered into a service contract (the “Contract”) with PanaAI Intelligence Pte Ltd (“PanaAI”) for the design, integration, and deployment of an artificial intelligence superfactory (the “AISF”) effective as of September 18, 2024.

Pursuant to the Contract, the parties have agreed to collaborate to construct the AISF in Australia. PanaAI has agreed to provide services to ASPAC, which include but are not limited to the design of AISF, procurement services for the infrastructure required by AISF, and onsite integration and deployment services of AISF infrastructure to ASPAC (the “Services”).

The total investment of the construction of AISF is tentatively estimated at US$100 million (the “Total Investment”) by ASPAC. ASPAC agreed to pay three percent (3%) of the Total Investment to PanaAI as a fee for the Services (the “Service Fee”).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 19, 2024	By:	/s/ Ho Wai (Howard) Tang
	Name:	Ho Wai (Howard) Tang
	Title	Executive Director

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